

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2011

<u>Via E-mail</u>
Francis Manzo, President
Drewrys Brewing Company
5402 Brittany Drive
McHenry, IL 60050

> **Re:** **Drewrys Brewing Company**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 15, 2011**
> **File No. 333-173309**

Dear Mr. Manzo:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 1 to Registration Statement on Form S-1</u>

<u>Outside Back Cover Page of the Prospectus</u>

1. We partially reissue comment three of our letter dated April 29, 2011. Please move the legend required by Item 502(b) of Regulation S-K to the outside back cover page of the prospectus.

<u>Summary of Our Offering, page 5</u>

2. We partially reissue comment five of our letter dated April 29, 2011. Please reconcile your disclosure in the last paragraph of page five with the disclosure under Use of Proceeds starting on page 15. For example, under Use of Proceeds you do not appear to describe the prioritized spending on essential business operations and do not limit the remaining proceeds to "development of the business and marketing plan."

Summary Information About Drewrys, page 6

3. We partially reissue comment six of our letter dated April 29, 2011. Please revise the prospectus throughout to clarify how and why you intend to target the "liquor/beer store" and convenience store channels.

Use of Proceeds, page 15

4. We partially reissue comment 13 of our letter dated April 29, 2011. Please revise this section to provide more detailed disclosure on the types of activities and expenditures included in the line items in the table on page 16 and to revise your disclosure in this section to be consistent. In this regard, it is often unclear which line item of the table you are referring to in your narrative disclosure on page 17. For example, we note statements in the first, fourth, fifth and sixth paragraphs on page 17.

5. We note that in the penultimate paragraph of page 16 you state that the "majority of proceeds will be used for marketing the product," whereas the table shows that the majority of proceeds are allocated to Production/Inventory. Please revise as appropriate to reconcile.

6. We note your added disclosure in the penultimate paragraphs of pages 16 and 17 and partially reissue comment 14 of our letter dated April 29, 2011. Please reconcile your disclosure that you "will have to secure additional financing in order to develop a product and get that product to market" with your disclosure on page 17 that appears to indicate that you will begin "limited production."

7. In this regard, please also provide additional detail on the minimum amount of proceeds you anticipate would be required to commence such limited production.

8. Please revise your disclosure on pages 16-17 to discuss in one location your planned use of proceeds in the event you sell less than 25% of the shares in this offering.

9. We partially reissue comment 15 of our letter dated April 29, 2011. Please provide the basis for your statement in the first paragraph of page 17 that "[w]e believe we will be able to meet these costs through . . . deferral of fees by certain service providers . . ." in light of your apparent lack of relationships with any service providers.

10. We partially reissue comment 16 of our letter dated April 29, 2011. We note your disclosure on page 16 that your management will have "broad discretion in determining the uses of net proceeds of this offering." The company may reserve the right to change the use of proceeds provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use are indicated. See Instruction 7 to Item 504 of Regulation S-K. Please revise the disclosure accordingly.

11. We partially reissue comment 17 of our letter dated April 29, 2011. Your prospectus cover page indicates that you "have no plans or intentions to be acquired or merge with an operating company." Please revise to reconcile this disclosure with your statement on page 17 that you "may acquire smaller business entities" and also revise to clarify the relevance of your disclosure in the third paragraph of page 17 where you discuss possibly receiving contacts from parties proposing an acquisition or merger.

12. Please clarify how you derived the $257,000 amount referred to in the sixth paragraph of page 17. For example, if the $10,000 cost of hiring brewing industry consultants is part of the overall $25,000 allocated to Product Planning & Development, it appears you would have $267,000 in remaining proceeds.

Business, page 20
General

13. We partially reissue comment 22 of our letter dated April 29, 2011. We note that the disclosure in this section does not appear to clearly discuss both your proposed craft beer and your proposed domestic budget or low-priced beer. Please revise in this section and throughout the prospectus to clearly discuss both of these proposed product lines and the differences that may exist in industry trends, the respective markets and your anticipated strategy for each product. In this regard, we note your limited discussion under the heading Competition on pages 22 and 23, the second paragraph of page 25 and under Limited Operating History; Need for Additional Capital on page 25, among other possible locations.

Corporate Summary, page 20

14. We partially reissue comment 23 of our letter dated April 29, 2011. Please clarify in this section that you currently have no business operations, if true.

15. We reissue comment 24 of our letter dated April 29, 2011. We note your reference to your possible development of the Canadian Ace brand in the last paragraph of page 20. Please revise throughout the prospectus to discuss your planned development of this brand.

16. We reissue comment 25 of our letter dated April 29, 2011. Please revise to provide the full name of the company that was "publicly traded" referred to in the second paragraph of this section.

17. We reissue comment 27 of our letter dated April 29, 2011. Please disclose the principal terms of the agreements under which the prior owners of your brands transferred such brands to Mr. Manzo and/or Drewrys and file those agreements as exhibits to the registration statement. In this regard, we also note that your exhibit index incorrectly

indicates that such exhibits have been filed with the registration statement as Exhibits 10.1, 10.2 and 10.3.

18. We partially reissue comment 28 of our letter dated April 29, 2011. Please revise to disclose the principal terms of the bill of sale discussed in the second risk factor on page nine and any other bills of sale relating to your intellectual property.

Industry Overview, page 22
Domestic Beer Market, page 22

19. We reissue comment 31 of our letter dated April 29, 2011. We note your statement in the first sentence of this section that "177 million bbl. is therefore the approximate equivalent to 58.5 billion 12 oz. bottles of beer." It is unclear what the relevance of this sentence is to your overall disclosure. Please revise to clarify or advise.

20. We reissue comment 32 of our letter dated April 29, 2011. Please provide the basis for the statistics found in the first two paragraphs beneath the tabular disclosure in this section and provide the names of the industry analysts predicting that craft beer sales will continue to increase.

21. We note the disclosure in the first paragraph under the table on page 22. Please clarify the "economic conditions" leading to the increase in beer sales over the past two years and what "other categories" you are referring to here.

Patents and Trademarks, page 23

22. Please revise here to clarify that the company does not have federal trademark registrations for the marks described in this section or advise us of why you believe such revisions would be inappropriate. In this regard, we note that your added disclosure in response to comment 33 of our letter dated April 29, 2011 appears to suggest that such trademarks are registered in the name of entities owned by Mr. Manzo, not the company itself.

Government Regulation, page 23

23. Your revised disclosure in the second paragraph of this section appears to indicate that you do not currently have any permits from the Bureau of Alcohol, Tobacco and Firearms. If true, please revise to clarify the first paragraph of this section to clarify that you do not have such permits. Also, consider adding appropriate risk factor disclosure regarding your lack of permits.

24. We note your statement that you will "make an application with the Bureau to act as an [sic] wholesaler and importer." Please revise under Use of Proceeds and Plan of

Operation to discuss your allocation of proceeds to obtain such permits and your plan to acquire such permits.

25. We note your disclosure in the third paragraph of this section that appears to suggest that you may apply to be an "Alternative Brewer" and will need to contract with wholesalers and distributors. Please revise to define "Alternative Brewer" and revise your disclosure in this section to clarify whether you will be operating as a first tier or second tier entity. For example, we note that in the first two paragraphs of this section you suggest that you will be attempting to acquire permits to distribute and import fermented malt beverages, whereas in the last paragraph you discuss contracting independent wholesalers and distributors as if you will be a first tier entity.

26. We reissue comment 35 of our letter dated April 29, 2011. Please revise this section to discuss laws that may affect your relationship with possible distributors in the states you intend to target. We note, in this regard, your disclosure under Reliance on Distributors on page 21, which states that the laws of some states may restrict your ability to terminate agreements with distributors.

Plan of Operations, page 25

27. We partially reissue comment 19 of our letter dated April 29, 2011. Please reconcile your disclosure in this section with your disclosure under Use of Proceeds. In this regard, clarify which line items in the use of proceeds table on page 16 relate to your tabular disclosure on page 26.

28. We note your disclosure in the last paragraph of page 26 that at the $150,000 level of proceeds you will pay your executives "minimal compensation," which also appears to imply that at higher levels of proceeds you will pay your executives more than "minimal compensation." Please clarify here and under Use of Proceeds what compensation will be paid to your executives at different levels of proceeds and reconcile such disclosure with your disclosure in the last sentences of pages five, 17, 19 and possibly elsewhere.

29. We note your disclosure in the first sentence of page 27 that suggests you will be able to complete all your milestones if you raise at least $83,000. Please reconcile this with your disclosure in the penultimate paragraph of page 17 and elsewhere under Use of Proceeds that suggests a much more limited level of operations if you only raise $83,000.

<u>Background of Officer and Director, page 29</u>

30. Please revise to reconcile your disclosure of Mr. Manzo's titles in the table on page 29 with the first paragraph of this section.

31. Please revise to disclose the approximate number of hours per week Mr. Manzo intends to devote to the company. In this regard we note that he is also currently the managing principal or president of at least four other businesses.

32. We partially reissue comment 42 of our letter dated April 29, 2011. We note your revised disclosure in the last paragraph of page 29 regarding Mr. Manzo's time at Aventura Equities, Inc. It appears that such company was deficient in reporting during Mr. Manzo's tenure and filed a Form 15 over a year before his departure. Please advise, or revise to clarify on page 29. Furthermore, please provide the basis for your statement in the first paragraph of this section, and possibly elsewhere, that Mr. Manzo will "ensure that Drewrys makes the required periodic and other reports" to the SEC.

33. In this regard, please also advise us of the past or present relationship, if any, between Aventura Equities, Inc. and Aventura Beverages, Inc. We may have further comment.

<u>Certain Transactions and Related Transactions, page 31</u>

34. We reissue comment 44 of our letter dated April 29, 2011. Please provide the information required by Item 404(d) of Regulation S-K for the bill of sale transaction you entered into with Mr. Manzo in this section or advise us of why you believe such disclosure is not required.

<u>Principal Stockholders, page 33</u>

35. We partially reissue comment 46 of our letter dated April 29, 2011.   Please provide the information required by Item 201(a)(2) of Regulation S-K as of the most recent practicable date.

<u>Part II</u>
<u>Indemnification of Directors and Officers, page II-2</u>

36. We reissue comment 50 of our letter dated April 29, 2011. Please revise this section to clarify which provisions described in this section are derived from your articles of incorporation, bylaws or Nevada law. In this regard, we note that there does not appear to be an Article XI to your bylaws and that the provisions you describe in this section do not appear to be derived from the language in either Article IV of your bylaws or Article 5 of your articles of incorporation.

Exhibits

37. Please revise your exhibit index to accurately describe which exhibits have been filed. In this regard we note your descriptions of Exhibits 10.1, 10.2 and 10.3 appear to be incorrect.

38. We reissue comment 52 of our letter dated April 29, 2011. Please file the bill of sale discussed in the second risk factor on page nine as an exhibit to your registration statement. See Item 601 of Regulation S-K.

39. It is unclear why you have filed the documents currently provided as Exhibits 10.1, 10.2 and 10.3. Please advise or revise to eliminate such exhibits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Raquel Howard at (202) 551-3291 or Tia Jenkins, Senior Assistant Chief Account, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director